UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Carver Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

146875604

(CUSIP Number)

Gregory Antonius Lewis

Chief Executive Officer

Dream Chaser’s Capital Group LLC

26 Broadway, 8th Floor

New York, NY 10004

917-969-2814

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Jeffrey P. Wofford

Carmel, Milazzo & Feil LLP

55 W 39th Street, 18th Floor

New York, NY 10018

212-658-0458

December 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1. Names of Reporting Persons Dream Chaser’s Capital Grup LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 233,000
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 233,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13. Percent of Class Represented by Amount in Row (11) 5.51%

14. Type of Reporting Person (See Instructions) CO

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1. Names of Reporting Persons Shawn Paul Herrera
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions) PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 71,000
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 71,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13. Percent of Class Represented by Amount in Row (11) 1.68%

14. Type of Reporting Person (See Instructions) IN
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CUSIP No.: 146875604

1. Names of Reporting Persons Kevin Scott Winters

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions) PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 162,000
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 162,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13. Percent of Class Represented by Amount in Row (11) 3.83%

14. Type of Reporting Person (See Instructions) IN
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ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock (the “Common Stock”), of Carver Bancorp, Inc. (the “Company” or “Issuer”), a Delaware corporation. The principal executive offices of the Company are located at 75 West 125th Street, New York, NY 10027.

Item 2. IDENTITY AND BACKGROUND.

(a) This statement is being filed jointly by Dream Chaser’s Capital Group LLC, a Delaware Limited Liability Company (“Dream Chaser’s”), of which Gregory Antonius Lewis is the sole manager (“Lewis”)., Shawn Paul Herrera, an individual (“Herrera”) and, Kevin Scott Winters, an individual (“Winters”).

The Reporting Persons have entered into a joint filing agreement, dated as of December 12, 2022, a copy of which is filed herewith as Exhibit 99.1.

Dream Chaser’s principal business is a hedge fund. Dream Chaser’s principal offices are located at 26 Broadway, 8th Floor, New York, New York 10004.

(b,c) Kevin Scott Winters, 6452 Acacia Lane, Yorba Linda, CA 92886. Mr. Winters is a Business Development Executive. He works for Isat - Tamaro, which is a Commercial Construction and Engineer Company, located at 14848 Northam St, La Mirada, CA 90638.

Shawn Paul Herrera, 500 Los Viboras Road, Hollister, CA 95023. Mr. Herrera is a CEO. He works for Mazda Computing, which is a Computer Equipment and Peripherals Company, located at 2526 Qume Dr. Ste 22 San Jose, CA, 95131.

(d, e) During the last five years, none of the reporting persons has been (i) convicted in any criminal proceeding (excluding traffic violations and other similar misdemeanors) and (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  These individual reporting persons are citizens of the United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Investors purchased using their own funds no margin.

ITEM 4. PURPOSE OF TRANSACTION.

The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4.

The acquisitions by Messrs. Herrera and Bailey, and Dream Chaser’s of beneficial ownership of Common Shares of the Company, as described herein, were affected independently. They entered into the Voting Agreement, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by the reference because they all believe that the Company represents an attractive investment based on the Company’s business prospects, strategy, and share price. They believe that the Company is undervalued, and they intend to push for operational changes to enhance shareholder value.

(a, b, c, d, e, f, g, h, i, and j) Each Reporting Person acquired its securities of the Company for investment purposes only. The Reporting Persons do not have any current or future plans (a) to acquire additional securities, to dispose of its existing securities, (b) to effect an extraordinary transaction such as a merger, reorganization, or liquidation involving the Company, (c) to affect the sale or ( transfer of a material amount of assets of the Company, or to effect (d) a change in the Board of Directors, (e) the capitalization or dividend policy of the Company, (f) a material change in the Company’s business or corporate structure, (g) changes in the Company’s charter or bylaws, (h) the delisting of the Company’s securities, or (i) the deregistration of the Company’s securities pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934,. or (j) any other action similar to those enumerated above.

Each Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a, b) The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) (i) Dream Chaser’s is the beneficial owner of an aggregate of 233,000 shares, or 5.51% of the total outstanding shares of Common Stock.

(ii) Mr. Herrera is the beneficial owner of an aggregate of 71,000, or 1.68%, of the total outstanding shares of Common Stock.

(iii) Mr. Winters is the beneficial owner of an aggregate of 162,000, or 3.83%, of the total outstanding shares of Common Stock.

(b) Number of shares of Common Stock beneficially owned as of December 12, 2022 as to which the Reporting Persons have:

(i) sole power to vote or direct the vote:

Dream Chaser’s	233,000
Kevin Scott Winters	0
Shawn Paul Herrera	0

(ii) shared power to vote or direct the vote:

Dream Chaser’s	0
Kevin Scott Winters	0
Shawn Paul Herrera	0

(iii) sole power to dispose or direct the disposition of:

Dream Chaser’s	0
Kevin Scott Winters	162,000
Shawn Paul Herrera	71,000

(iv) shared power to dispose or direct the disposition of:

Dream Chaser’s	0
Kevin Scott Winters	0
Shawn Paul Herrera	0

(c) No other transactions in the Company’s Common Stock by the Reporting Persons were affected in the past 60 days.

(d) Not applicable.

(e) Not applicable. None of the Reporting Persons alone are five percent owners of the Company’s common stock. They only are five percent owners by virtue of the Voting Agreement, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by this reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Effective December 12, 2022, the Reporting Persons entered into a Joint Filing Agreement (See Exhibit 99.1 relating to their beneficial ownership of the Common Stock, par value $0.01 per share, of Carver Bancorp, Inc., a Delaware corporation. The Reporting Persons entered into a Voting Agreement, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by this reference, which gets voting power over the certain shares held by the Reporting Persons to Mr. Lewis. To the knowledge of the Reporting Persons, except as otherwise described above, there are no other contracts, arrangements, understandings or relationships among reporting persons and between any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement executed by the Reporting Persons as of December 12, 2022
Exhibit 99.2	Voting Agreement executed by the Reporting Persons as of December 12, 2022

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete, and correct.

DREAM CHASER’S CAPITAL GROUP LLC

Date: December 12, 2022

/s/ Gregory Antonius Lewis

By: Gregory Antonius Lewis

Its: Manager and Chief Executive Officer

Date: December 12, 2022

/s/ Kevin Scott Winters

Kevin Scott Winters

Date: December 12, 2022

/s/ Shawn Paul Herrera

Shawn Paul Herrera

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